UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)
TDC A/S
(Name of Subject Company)
TDC A/S
(Names of Persons Filing Statement)
Ordinary Shares, DKK 5 par value per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half of one ordinary share, DKK 5 par value per share
(Title of Class of Securities)
87236N102 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Gitte Forsberg
Nørregade 21
DK-0900 Copenhagen C
Denmark
+45-33-43-7777
With a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EX-99.A.12: COVER LETTER TO SHAREHOLDERS OF TDC A/S

Item 8. Additional Information.
     TDC A/S’s Schedule 14D-9 is hereby amended and supplemented to include the information attached hereto as Exhibits (a)(12).
Item 9. Exhibits.
(a)(12)	Cover letter to shareholders of TDC A/S.

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

TDC A/S

	By:	/s/ Henning Dyremose

Name: Henning Dyremose Title: President and CEO

	By:	/s/ Hans Munk Nielsen

Name: Hans Munk Nielsen Title: Senior Executive Vice President and CFO

Date: January 3, 2005